eWellness Healthcare Corporation

11825 Major Street

Culver City, California 90230

October 2, 2014

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re: eWellness Healthcare Corporation

Amendment No. 2 to Form 8-K

Filed August 6, 2014

File No. 000-55203

Dear Mr. Reynolds:

This letter is provided in response to your letter dated August 25, 2014 regarding the above-referenced Amendment No. 2 to Form 8-K that eWellness Healthcare Corporation (the “Company”) filed on June 25, 2014 (the “Amendment”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Where applicable, new language we are including in Amendment No. 3 to the Form 8-K (the “Amendment”), which we are filing on this same date, is included in the appropriate response below and written in underlined bold; any language removed from the Form 8-K is shown herein with a strikethrough.

General

1.	We note your response to prior comment 1. As there is no exception in Rule 419 to the requirement that funds held in escrow be returned under Rule 419(e)(1)(iv), and there is no provision in Rule 419 under which the issuer or investors can waive this right, we continue to believe that you were required to return investor funds pursuant to the Rule. Please provide a detailed analysis supporting your belief that Rule 419(e)(1)(iv) does not require the return of funds. Absent additional legal support for your contention that investors “effectively waived” the Rule 419 provision, please revise your Risk Factor, “We may be subject to liability for failure to comply with Rule 419,” Management’s Discussion and Analysis and elsewhere as appropriate to address our previous comments. Please see prior comments 2, 3, 17 and 32.

Response: Pursuant to your comment we revised the referenced Risk Factor as set forth below, added the Contingency section set forth below into Management’s Discussion and Analysis and updated other sections of the Report as we deemed appropriate. Based on your recent comments, we also revised our Disclosure Controls and Procedures as set forth below, in an amendment to the Form 10-Q for the quarter ended March 31, 2014 which we are filing on this same day.

Please also be reminded that although the Form S-1 for the 419 offering went effective in September 2012, it was never again used and no sales were made pursuant thereto; therefore, we do not believe the Form S-1 needed to be updated as contemplated in comment 3 of your letter dated July 10, 2014. When we determined to convert the offering into a private placement, we also made a decision to withdraw the S-1; it has been an administrative oversight not to do so yet and we plan to do so immediately. To that end, we respectfully direct your attention to our response to comment #2 below.

I. Risk Factor

“We may be subject to liability for failure to comply with Rule 419 under the Securities Act. Prior to our acquisition of eWellness Corporation, we did not technically comply with the requirements of Rule 419 under the Securities Act. If a consummated acquisition meeting the requirements of Rule 419 did not occur by a date 18 months after the September 14, 2012 effective date of the initial registration statement we filed, Rule 419(e)(2)(iv) requires a blank check company to return the funds held in the escrow account1 to all investors who participated in the offering within five (5) business days. Rather than physically return the funds, we gave shareholders the right to have the funds returned or use these funds to purchase the shares included in a private offering of our securities; all of the shareholders directed us to use each of their respective funds for the private placement. SEC comments indicate that Rule 419 requires a physical return of funds if a 419 offering cannot be completed because a business combination was not consummated within the required time frame. Consequently, the SEC may bring an enforcement action or commence litigation against us for failure to strictly comply with Rule 419. If any claims or actions were to be brought against us relating to our lack of compliance with Rule 419, we could be subject to penalties (including criminal penalties), required to pay fines, make damages payments or settlement payments. In addition, any claims or actions could force us to expend significant financial resources to defend ourselves, could divert the attention of our management from our core business and could harm our reputation.”

1 Pursuant to Rule 419(b)(2)(vi), a blank check company is entitled to use 10% of the proceed/escrowed funds; therefore, if a return of funds is required, only 90% of the proceed/escrowed funds need be returned. Here, the Company received $100,000 proceeds and used $10,000 as per Rule 419(b)(2)(vi); therefore, only $90,000 was subject to possible return.

II. Management’s Discussion and Analysis

“CONTINGENCIES

The Company may be subject to lawsuits, administrative proceedings, regulatory reviews or investigations associated with its business and other matters arising in the normal conduct of its business. The following is a description of an uncertainty that is considered other than ordinary, routine and incidental to the business.

The closing of the Initial Exchange Agreement with Private Co. was conditioned upon certain, limited customary representations and warranties, as well as, among other things, our compliance with Rule 419 (“Rule 419) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”) and the consent of our shareholders as required under Rule 419. However, Rule 419 required that the Share Exchange occur on or before March 18, 2014, but due to normal negotiations regarding the transactions and the parties efforts to satisfy all of the closing conditions, the Share Exchange did not close on such date. Accordingly, after numerous discussions with management of both parties, they entered into an Amended and Restated Share Exchange Agreement (the “Share Exchange Agreement”) to reflect a revised business combination structure, pursuant to which we would: (i) file a registration statement on Form 8-A (“Form 8A”) to register our common stock pursuant to Section 12(g) of the Exchange Act, which we did on May 1, 2014 and (ii) seek to convert the participants of the 419 transaction into participants of a similarly termed private offering (the “Converted Offering”), to be conducted pursuant to Regulation D, as promulgated under the Securities Act.

However, pursuant to Rule 419(e)(2)(iv), “funds held in the escrow or trust account2 shall be returned by first class mail or equally prompt means to the purchaser within five business days [if the related acquisition transaction does not occur by a date that is 18 months after the effective date of the related registration statement].” As set forth above, rather than physically return the funds, we sought consent from the investors of the 419 transaction to direct their escrowed funds to purchase shares in the Converted Offering. The consent document was given to the investors along with a private placement memorandum describing the Converted Offering and stated that any investor who elected not to participate in the Converted Offering would get 90% of their funds physically returned.

52 persons participated in the 419 Offering and each of them gave the Company his/her/its consent to use his/her/its escrowed funds to purchase shares of the Company’s restricted common stock in the Converted Offering. To avoid further administrative work for the investors, we believe that we took reasonable steps to inform investors of the situation and provided them with an appropriate opportunity to maintain their investment in the Company, if they so chose, or have their funds physically returned. Management believes the Consent it received from the participants constituted a constructive return of the funds and therefore does not believe that a reserve is warranted or appropriate.

2 Pursuant to Rule 419(b)(2)(vi), a blank check company is entitled to use 10% of the proceed/escrowed funds; therefore, if a return of funds is required, only 90% of the proceed/escrowed funds need be returned. Here, the Company received $100,000 proceeds and used $10,000 as per Rule 419(b)(2)(vi); therefore, only $90,000 was subject to possible return.

Comments we received from the SEC indicate that Rule 419 requires a physical return of funds if a 419 offering cannot be completed because a business combination was not consummated within the required time frame. Consequently, the SEC may bring an enforcement action or commence litigation against us for failure to strictly comply with Rule 419.

This Amendment is the third amendment to the Form 8-K the Company filed on May 6, 2014. The Company has filed these amendments in response to comments from the SEC regarding the Form 8-K and many of those comments pertain to the Company’s potential violation of Rule 419; this Amendment includes disclosure the Company added in response to some of the SEC’s specific comments regarding the potential violation. The Company has continued to provide the SEC with information and analysis as to why it believes it did not violate Rule 419, but the SEC has not agreed with the Company’s assessments thus far. It is not possible at this time to predict whether or when the SEC may initiate any proceedings, when this issue may be resolved or what, if any, penalties or other remedies may be imposed, and whether any such penalties or remedies would have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Litigation and enforcement actions are inherently unpredictable, the outcome of any potential lawsuit or action is subject to significant uncertainties and, therefore, determining at this time the likelihood of a loss, any SEC enforcement action and/or the measurement of the amount of any loss is complex. Consequently, we are unable to estimate the range of reasonably possible loss. Our assessment is based on an estimate and assumption that has been deemed reasonable by management, but the assessment process relies heavily on an estimate and assumption that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change that estimate and assumption.”

III. Disclosure Controls and Procedures - 10Q

ITEM 4. CONTROLS AND PROCEDURES.

“Evaluation of Disclosure Controls and Procedures

~~As required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls as of the end of the period covered by this report, March 31, 2014. This evaluation was carried out under the supervision and with the participation of our chief executive officer, Darwin Fogt, and our chief financial officer, David Markowski (the “Certifying Officers”). Based upon that evaluation, our Certifying Officers concluded that as of the end of the period covered by this report, March 31, 2014, our disclosure controls and procedures are effective in timely alerting management to material information relating to us and required to be included in our periodic filings with the Securities and Exchange Commission (the “Commission”).~~

~~Our Certifying Officers further concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow time for decisions regarding required disclosure.~~

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based solely on the definition of “disclosure controls and procedures” in Rule 13a-15(e) promulgated under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit of possible controls and procedures.

Along with the written confirmations and other documentation provided by the Company’s previous Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation in connection with the Original Filing, our Chief Executive Officer and Chief Financial Officer concluded that, at March 31, 2014, our disclosure controls and procedures were effective at a reasonable assurance level. This evaluation followed the conversion (the “Conversion”) of an offering conducted pursuant to Rule 419 (the “419 Offering”) of the Securities Act of 1933, as amended (the “Securities Act”) into a private offering conducted pursuant to Rule 506(b) of Regulation D, as promulgated under the Securities Act (the “Private Placement”). When management realized that it could no longer conduct an offering pursuant to Rule 419, because the Company did not complete the acquisition transaction within the required 18 month time frame, it sought consent from the participants of the 419 Offering (the “Investors”) to direct the funds that were escrowed for such offering to purchase restricted shares of the Company’s common stock in the Private Placement instead. The Company received consent from 100% of the Investors to use their previously submitted funds to instead participate and receive shares pursuant to the Private Placement. As a result, we do not believe we violated Rule 419 or that it was an issue and therefore, the Conversion did not prevent us from concluding that our disclosure controls and procedures were effective; additionally, we did not disclose any issues with our internal controls over financial reporting.

However, following receipt of numerous comments from the Securities and Exchange Commission regarding our ability to effect the Conversion, we recognize that the SEC may determine that we violated Rule 419 of the Securities Act and that we should have disclosed this potential violation and related liability in our filings. Therefore, in conjunction with the filing of this Amendment, management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, re-evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2014. Based on this re-evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2014, at the reasonable assurance level due to a material weakness in our internal control over financial reporting, which is described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The primary factors contributing to the material weakness were:

●	Our size has prevented us from being able to employ sufficient resources to enable us to have an adequate level of supervision and segregation of duties within our internal control system. Specifically, there is limited review of financial reporting and policies and procedures have not yet been implemented to analyze, document, monitor and report on non-routine and complex transactions that require management estimation or judgment.

●	The Company does not have adequate controls and procedures or an internal audit function to detect errors in accounting for certain of its financing transactions.

●	The lack of sufficient controls in place to ensure that all disclosures required were addressed in our financial statements, which may result in ineffective oversight in the establishment and monitoring of required internal controls and procedures.

We have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weakness, primarily through the development and implementation of formal policies, improved processes and documented procedures, as well as the hiring of additional finance personnel. Following the Share Exchange, we appointed Mr. Markowski as our Chief Financial Officer. Management believes that the appointment of additional management personnel will lead to increased oversight over the accounting and reporting function. As soon as we can raise sufficient capital or our operations generate sufficient cash flow, we will hire additional personnel to handle our accounting and reporting functions. We also plan to supply enhanced training and education on principles related to accounting for financing transactions, when funds allow.

Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2.	We also note your response to comment 1 in our letter dated July 10, 2014 states that you intend to withdraw your Form S-1 and file a notice of exempt offering on Form D. It is unclear on what basis you believe you could give the representations required by Rule 477 of Regulation C. Please advise.

Response: We filed a Form D on May 12, 2014 for the converted 419 offering. As set forth in Rule 477(a), any registration statement may be withdrawn upon application if the Commission, finding such withdrawal consistent with the public interest and the protection of investors, consents thereto. Although we converted the 419 offering into a private placement, we were not going to apply for the withdrawal in anticipation of reliance on Rule 155(c) of the Securities Act of 1933, as amended. Since no securities were sold pursuant to the effective registration statement, we intend to request withdrawal of the 419 S-1 in light of the Company’s inability to complete an acquisition meeting all of the requirements of Rule 419 within the 18 month period required under such rule. We would like to note however that the memorandum (previously submitted and attached again as Exhibit A hereto for your convenience) given to the 419 participants as part of the package seeking their consent to convert into the private placement, disclosed all changes in the Company’s business and financial condition that occurred after we filed the 419 registration statement that we deemed material to the investment decision in the private offering.

3.	We note your response to comments 1 and 2, including with respect to pre-existing relationships, and we note from your response to prior comment 4 that you sold to 52 investors in your Rule 419 offering. With a view to clarifying disclosure in the Form 8- K, please provide a more detailed integration analysis and advise us of (1) the nature and background of the pre-existing relationships and (2) additional detail regarding the basis for your claimed 506(b) safe harbor, including the number and status of non-accredited investors.

Response: As per your comment, attached hereto as Exhibit B is a detailed chart explaining the nature and background of the relationship between each of the participants of the 419 offering, all of whom agreed to convert into the private placement. As noted in the attached, the investor base consisted of only 20 non-accredited investors, which is within the confines of Rule 506(b)(2). Based on the pre-existing relationships with the investors, the Company had a reasonable basis to believe that each such person had the knowledge and experience in financial and business matters that he/she/it was capable of evaluating the merits and risks of the prospective investment in the private offering. We also want to point out that due to the substantive pre-existing relationship with the investors, none of them were (1) identified or contacted through the marketing of the 419 offering or (2) independently contacted the Company as a result of the general solicitation by means of the registration statement.

Please also note that none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the 419 converted offering into the private placement, nor any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). At the time of the private placement, there were only two persons who met the definition of Issuer Covered Persons and such persons knew that neither person was subject to a Disqualification Event; accordingly, there was no disclosure required under Rule 506(e).

As we undertook our integration analysis, we were reminded of the following portion of the Commissions answer to Question 139.25 of its May 16, 2013, Compliance and Disclosure Interpretations:

“Specifically, the Commission’s guidance focuses on how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption. If the investors in the private offering become interested in the private offering by means of the registration statement, then the registration statement will have served as a general solicitation for the securities being offered privately and Section 4(2) would not be available. On the other hand, if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.” (emphasis added)

We believe that this interpretation extends to the safe harbor provided by Rule 506(b) of Regulation D and applies to the offerings at issue.

This same SEC answer also states, “The filing of the registration statement does not eliminate the company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.”

In light of the pre-existing relationship between the Company and each of the investors of the 419 offering, who later agreed to convert their investment into the private offering, we do not believe there is integration of the 419 offering, which was terminated - even though the related S-1 was never formally withdrawn, and the private offering. The suggested related guidance regarding the integration analysis of public and private offerings, http://www.sec.gov/rules/proposed/2007/33-8828.pdf, also states that “the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.” (emphasis added) And therefore, we respectfully believe that the outcome should be the same even though we have not yet withdrawn the registration statement.

Business, page 5

4.	We reissue, in part, comment 11 from our letter dated July 10, 2014. Please revise to state that, to-date, you have no sales of your DMpt product and have enlisted no patients. We also note your disclosure on page 5 that you “are first-to-market” with your innovative service and program. Given that you have no product sales or enrolled patients, please revise to remove such statement or clarify that you seek to be the first to market with your program.

Response: Pursuant to your comment, we revised the relevant language as follows:

Although as of the date of this Report, we do not have any sales of our DMpt product and have not enlisted any patients, our initial and sole service contract covers the New York City and northern New Jersey tri-borough area (19.8 million people), the most populated region in the United States. To date, we have not identified any other program that is designed to provide Distance Monitored Physical Therapy Telemedicine Program that has been specifically designed to help prevent pre-diabetic patients from becoming diabetic and therefore believe that once adequately funded, we will be the first to market with our specific innovative service and program. Our program combines in-office direct-contact physical therapy evaluations, re-evaluations and physical performance testing with an on-line telemedicine exercise program. This business model allows us to bill for traditional in-office patient visits and when insurance companies allow, for our telemedicine exercise program sessions too. We also offer to enroll our patients in a no-cost online healthy living nutrition and meal planning platform developed by the American Diabetes Association.

Four Separate Reimbursement Plans, page 15

5.	We note that Program D consists of 14 in-office visits which will be covered out-of-pocket by patients who are self-insured or who will self-pay. Given this, it is unclear on what basis you expect $2,100 in average per-patient reimbursement under this program. Please revise for consistency with your table disclosure on page 15 which states that the charge would be a $300 monthly flat rate with no insurance reimbursement. Alternatively, please revise to clarify the disclosure.

Response: Pursuant to your comment, we revised the Program D table to correctly read “non-reimbursed & covered under flat rate” in the appropriate locations.

Program D - Non-Insured/Cash Pay
Total patient appointments	92	100%
Appointments patient pays $300 monthly flat rate (no insurance reimbursement)
In-office enrollments or check-ups (non-reimbursed & covered under flat rate)	14	15%
Monitored remote physical therapy sessions (non-reimbursed & covered under fat rate)	78	85%

Also, please note that as stated in the paragraph titled “Specific Video Programs ” on page ten and in the “Patient Induction Rate” paragraph of the Plan of Operation section our program is actually 26 weeks or 6 1/2 months which generates a total of 7 monthly cash billings at $300 each for a total of $2,100 under program D.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Plan of Operations, page 29

6.	We reissue comment 22 in our letter dated July 10, 2014. While we note your disclosure on page 29 that you intend to be in 24 offices in 12 months, please revise to state the number of offices in which you intend to launch your operations.

Response: Pursuant to your comment, we revised the disclosure to state our intention to launch our services the first month after funding into two pre-existing physician locations; for each of the 11 months thereafter, we intend to launch into two additional pre-existing physician offices each month, for a total of 24 offices within the first 12 months after receipt of adequate funding.

7.	We note your response to prior comment 23. Please revise the plan of operations to include tabular or other clear disclosure that itemizes in quantified terms the significant categories of planned expenses for the first objective. In this regard, it appears the table should include salaries, the license contract with Bistromatics, promissory note payments, rent, SG&A, etc.

Response: We estimate that our anticipated launch cash expenditures for the first 90 days will be a total of $459,000 with $133,000 (29%) of that amount expended for service activation and $326,000 (71%) expended on SGA, as detailed in the following chart. However, these expenditure estimates are created using operations modeling and may not accurately reflect the actual cost of launching our service and do not reflect collecting revenue. Furthermore, because our service in not currently operational and has never been deployed as designed, management may encounter expenditures not planed or foreseen and these estimates may be materially different than actual results.

Estimated Launch Cash Expenditures (90 Days)

eWellness
Launch Expenditures		Month 1	Month 2	Month 3	3-Month Total

Service Activation	29%
Printing and Reproduction	1.3%	$2,000	$2,000	$2,000	$6,000
Tech Info Sys Development	19.2%	$47,000	$27,000	$14,000	$88,000
Video Production	6.5%	$10,000	$10,000	$10,000	$30,000
Web-Site	2.0%	$3,000	$3,000	$3,000	$9,000
	29.0%	$62,000	$42,000	$29,000	$133,000

SGA	71%
Fees - Bank	0.7%	$1,000	$1,000	$1,000	$3,000
Executives & Employees	25.9%	$35,000	$39,000	$45,000	$119,000
Insurance	2.0%	$3,000	$3,000	$3,000	$9,000
Internet Access	0.7%	$1,000	$1,000	$1,000	$3,000
Licenses and Permits	1.3%	$2,000	$2,000	$2,000	$6,000
Miscellaneous Expense	1.3%	$2,000	$2,000	$2,000	$6,000
Office Expenses	1.3%	$2,000	$2,000	$2,000	$6,000
Professional Fees	16.8%	$28,000	$26,000	$23,000	$77,000
Postage and Delivery	0.7%	$1,000	$1,000	$1,000	$3,000
Rent	6.5%	$10,000	$10,000	$10,000	$30,000
Taxes	0.7%	$1,000	$1,000	$1,000	$3,000
Telephone	0.9%	$1,000	$1,000	$2,000	$4,000
Travel & Entertainment	11.8%	$18,000	$18,000	$18,000	$54,000
Utilities	0.7%	$1,000	$1,000	$1,000	$3,000
	71.0%	$106,000	$108,000	$112,000	$326,000
Cash Dispensed	100.0%	$168,000	$150,000	$141,000	$459,000

Recent Sales of Unregistered Securities, page 38

8.	We note the Riedel Research Group opinion provided with your last response letter.

Please:

●	Advise us if it was based upon a private placement of $30,000 in convertible notes and tell us which financings were used as a basis for the opinion;

●	Tell us if you received “the forthcoming report,” which the opinion states should be read and analyzed before relying on the opinion, and provide a copy of any such opinion; and

●	Provide a copy of the “three year financial forecast prepared by eWellness management.”

Response: We obtained the third party opinion, provided by Riedel, as support that the acquisition of eWellness Corporation, the private company, would satisfy the requirements of Rule 419. However, as you know, we ultimately did not conduct a Rule 419 offering and therefore, Riedel’s opinion is moot. Nor was Riedel’s opinion based upon the private placement of $30,000 in convertible notes.

Once it was determined that a 419 offering was not going to be conducted, for cost savings purposes management no longer pursued receipt of “the forthcoming report” from Riedel Research Group. Therefore, eWellness Corporation management did not receive the “forthcoming report” referred to in the above request.

The Riedel Research Group opinion refers to “three year financial forecast prepared by eWellness management.” When the 419 offering was being contemplated, eWellness Corporation management supplied Riedel Research Group a copy of its comprehensive proprietary forecasting workbook tool, which contained all of its business operations input and related results as of that planning point. This workbook tool consists of more than twenty interlinked spreadsheets and has been through various iterations since the 419 offering was discontinued. Because the 419 offering was cancelled and we never received the full report, we do not know what specific information the Riedel Research Group opinion utilized from our forecasts. Furthermore, since the point when the 419 offering was cancelled the input in our forecasting tool has been adjusted several times to better reflect our evolving situation. For these reasons, we respectfully do not believe that the referenced forecast would provide any current useful information. While providing the entire workbook tool would be cumbersome and in our view, inappropriate for public disclosure, we want to submit information you need to complete your review and comply with your requests. Therefore, after reading our responses contained herein, we respectfully request that you advise us as to any specific forecast information you need; we shall submit such information to you, and if we have a confidentiality issue regarding same, shall discuss that with you.

Exhibits

9.	We note that you have incorporated by reference your “Form of Note” from Exhibit 10.3 to the Form 8-K filed on May 6, 2014. Given that the note has now been executed, please file the executed documents or tell us why such document need not be filed. Refer to Item 601(b)(10) as well as Instruction 1 to Item 601 of Regulation S-K.

Response: Pursuant to your comment, we filed the executed note as an Exhibit to the Amendment.

Exhibit 99.3

Pro Forma Financial Statements

10.	We continue to evaluate how the Rule 419 issue affects your pro forma presentation and may have further comment upon resolution of the related comments.

Response: Please note that we added the language below into Note 1 to the Pro Forma financial statements.

“The unaudited pro forma financial statements do not include an adjustment for Rule 419 violations. After numerous discussions with its counsel and past management, Management believe the consent received from the participants to convert their escrowed funds into the private offering constituted a constructive return of the funds and therefore, does not believe that a reserve is warranted or appropriate. However, litigation and enforcement actions are inherently unpredictable, the outcome of any potential lawsuit or action is subject to significant uncertainties and, therefore, determining at this time, the likelihood of a loss, any SEC enforcement action and/or the measurement of the amount of any loss is complex. Consequently, we are unable to estimate the range of reasonably possible loss. Our assessment is based on an estimate and assumption that has been deemed reasonable by management, but the assessment process relies heavily on an estimate and assumption that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change that estimate and assumption.”

Amendment No. 1 to Form 10-Q for the three months ended March 31, 2014

Notes to Condensed Financial Statements, page F-4

Note 8 – Subsequent Events, page F-7

11. It appears to us that you should also disclose in this note your failure to comply with the requirements of Rule 419 and any contingency resulting from that action if the probability of loss is deemed more than remote. Please revise. If you believe no further disclosure is required, please explain to us the basis for your conclusion.

Response: Pursuant to your comment, we revised the relevant portion of the Subsequent Event footnote in the subject 10Q as follows:

“On May 1, 2014, we sold 1,000,000 shares of our common stock (the “Converted Offering”) to investors who initially purchased our common stock pursuant to the terms of our prospectus dated September 18, 2012 (the “Prospectus”) at a price of $0.10 per share for a total offering amount of $100,000. The purchase price was paid as follows: $.09 per share in cash from the Rule 419 Trust Account Balance and $0.01 per share which investors previously paid to us in connection with our Rule 419 offering discussed below.

We previously offered for sale in a direct public offering 1,000,000 shares of our common stock, pursuant to Rule 419 of the Securities Act (the “419 Transaction”) and filed a Registration Statement on Form S-1 (File No. 333-181440) that was declared effective by the SEC on September 14, 2012 (the “419 Registration Statement”), to which the Prospectus relates. We sold 1,000,000 shares of our common stock (the “Shares”) to investors for total subscription proceeds of $100,000 pursuant to the Registration Statement. We used 10% of the subscription proceeds as permitted under Rule 419 and the amount remaining in trust as of the date of the closing of the Share Exchange was $90,000 (the “Trust Account Balance”).

Prior to the Share Exchange, we were considered a “blank check” company and a “shell” company and therefore, needed to fully comply with Rule 419 under the Securities Act. Among other things, Rule 419 requires that we deposit the securities being offered and proceeds of the offering contemplated by the Registration Statement into an escrow or trust account pending the execution of an agreement for an acquisition or merger. In addition, we were required to file a post effective amendment to the Registration Statement containing the same information as found in a Form 10 registration statement, upon the execution of the definitive Share Exchange Agreement. As part of the 419 Transaction, we were also required to file and mail a proxy statement pursuant to Section 14(a) of the Exchange Act, pursuant to which our stockholders needed to vote at a special meeting of stockholders to approve, among other things, the Share Exchange Agreement and the transactions contemplated therein. However, Rule 419 also required that the Share Exchange occur on or before March 14, 2014, but it did not. Accordingly, to accomplish the goals originally contemplated upon entering into the initial Share Exchange Agreement with eWellness, and in light of the good working relationship the parties established, the parties agreed that we would enter into the Amended and Restated Share Exchange Agreement reflecting the following transaction structure: (i) file a registration statement on Form 8-A (“Form 8A”) to register our common stock pursuant to Section 12(g) of the Exchange Act and (ii) seek to convert the participants of the 419 transaction into participants of a similarly termed private offering (the “Converted Offering”). We filed the Form 8A on May 1, 2014 and received consent from all of the participants of the 419 Transaction to instead participate in the Converted Offering (the “Consent”). As a result, the issuance of the Shares was exempt from registration in reliance upon Regulation D of the 1933 Act; the Shares are classified as permanent equity.

The parties also agreed that we would withdraw the Registration Statement and file a new Registration Statement on Form S-1 to register all of the shares of common stock issued in the Converted Offering and all of the shares of common stock underlying the securities issued pursuant to the Private Placement, within 90 days of the closing of the Share Exchange; although more than 90 days have past since we closed the Share Exchange, none of the investors have expressed any concern or issue regarding same.

By virtue of their specific instructions in the Consent to use their portion of the Trust Account Balance to purchase shares in the Converted Offering, we believe we took reasonable steps to inform investors of the situation and provided them with an appropriate opportunity to maintain their investment in the Company, if they so chose, or to have their funds physically returned. However, comments we received from the SEC indicate that Rule 419 requires a physical return of funds if a 419 offering cannot be completed because a business combination was not consummated within the required time frame. Consequently, the SEC may bring an enforcement action or commence litigation against us for failure to strictly comply with Rule 419. Litigation and enforcement actions are inherently unpredictable, the outcome of any potential lawsuit or action is subject to significant uncertainties and, therefore, determining at this time the likelihood of a loss, any SEC enforcement action and/or the measurement of the amount of any loss is complex. Consequently, we are unable to estimate the range of reasonably possible loss. Our assessment is based on an estimate and assumption that has been deemed reasonable by management, but the assessment process relies heavily on an estimate and assumption that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change that estimate and assumption. In addition, after numerous discussions with its counsel and past management, management believes the Consent received from the participants to convert their escrowed funds into the private offering constituted a constructive return of the funds and therefore, does not believe that a reserve is warranted or appropriate. ”

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter

Sincerely,
eWellness Healthcare Corporation

/s/ Darwin Fogt
Darwin Fogt
Chief Executive Officer

cc:	Rachael Schmierer
Hunter Taubman Weiss

Exhibit A

Memorandum

Confidential Private Placement Memorandum

DIGNYTE, INC.

(A Nevada Corporation)

$100,000

Common Stock, Par Value $0.001 Per Share

DIGNYTE, Inc. (the “Company” “we” “us” “our”) is offering up to 1,000,000 shares of our common stock, par value $0.001 per share at a price of $0.10 per share for a total offering amount of $100,000 to investors who purchased our common stock pursuant to the terms of our prospectus dated September 18, 2012. See “The Offering.”

We are a “shell” company as defined in Rule12b-2 of the Securities Exchange Act of 1934, whose sole purpose at this time is to locate and consummate a merger, acquisition or joint venture with an entity.

An investment in our securities involves a high degree of risk. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. You should only invest in our stock if you can afford a complete loss of your investment. You should read the complete discussion of the risk factors SET FORTH IN this prIVATe PLACEMENT MEMORANDUM.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prIVATe PLACEMENT MEMORANDUM. Any representation to the contrary is a criminal offense. SEE “CERTAIN NOTICES UNDER STATE SECURITIES LAWS.”

April 25, 2014

DIGNYTE, INC.

RISK DISCLOSURE STATEMENT

THE ATTORNEYS THAT PREPARED THIS PRIVATE PLACEMENT MEMORANDUM (“ATTORNEYS”) HEREBY DISCLAIM ANY OPINION OR ASSURANCE OF ANY NATURE WHATSOEVER REGARDING THE ACCURACY, COMPLETENESS, REASONABLENESS, TIMELINESS OR VERACITY OF ANY OF THE ASSERTIONS, REPRESENTATIONS OR OTHER INFORMATION CONTAINED HEREIN, WHETHER QUALITATIVE OR QUANTITATIVE, OR REGARDING THE INVESTMENT-WORTHINESS OF THE SECURITIES DISCUSSED HEREIN (“SECURITIES”). ANY ASSERTION OR REPRESENTATION MADE HEREIN, AND ALL OTHER INFORMATION DISCLOSED HEREIN, WHETHER QUALITATIVE OR QUANTITATIVE, HAS BEEN MADE OR PROVIDED BY THE PROMOTER. IN CONNECTION WITH THE PREPARATION OF THIS PRIVATE PLACEMENT MEMORANDUM, THE ATTORNEYS HAVE NOT BEEN ENGAGED TO ATTEST HERETO, OR TO OPINE IN RESPECT HEREOF. ACCORDINGLY, THE ATTORNEYS HAVE NOT PERFORMED ANY ANALYTICAL, CONFIRMATION, VALIDATION, VERIFICATION OR OTHER PROCEDURES IN RESPECT OF THE ASSERTIONS AND REPRESENTATIONS CONTAINED HEREIN, NOR IN RESPECT OF ANY OF THE OTHER INFORMATION DISCLOSED HEREIN, INCLUDING ANY SIMILAR TO THOSE PROCEDURES UNDERTAKEN BY AN INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT IN CONNECTION WITH AN AUDIT OF THE FINANCIAL STATEMENTS OF AN ISSUER OF SECURITIES FOR PURPOSES OF RENDERING AN OPINION THEREON. CONSEQUENTLY, POTENTIAL INVESTORS, IN DECIDING WHETHER OR NOT TO INVEST IN THE SECURITIES, ARE CAUTIONED NOT TO ASCRIBE ANY SPECIAL RELIANCE WHATSOEVER ON THIS PRIVATE PLACEMENT MEMORANDUM BY REASON THAT ATTORNEYS HAVE PREPARED THIS MEMORANDUM.

THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THIS COMPANY. THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN AN EQUITY INVESTMENT IN THIS COMPANY, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING A DISCUSSION OF THE CERTAIN RISK FACTORS OF THIS INVESTMENT.

CERTAIN NOTICES UNDER STATE SECURITIES LAWS

FOR RESIDENTS OF ALL STATES: THE COMMON STOCK OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE COMMON STOCK HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CERTAIN NOTICES REGARDING THIS MEMORANDUM

THIS OFFERING IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MIGHT BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. AN INVESTOR MUST REPRESENT THAT THE COMMON STOCK ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO OR PRESENT INTENTION OF DISTRIBUTION.

THIS PRIVATE PLACEMENT MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. IN ADDITION, THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM CONSTITUTES AN OFFER ONLY IF A NAME APPEARS IN THE APPROPRIATE SPACE ON THE COVER, AND IS AN OFFER ONLY TO THE OFFEREE SO NAMED.

EXCEPT AS OTHERWISE INDICATED, THIS MEMORANDUM SPEAKS AS OF THE DATE OF THE MEMORANDUM AND NEITHER THE DELIVERY HEREOF NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE CONDITION OF THE COMPANY SINCE THE DATE HEREOF.

NO PERSON HAS BEEN AUTHORIZED TO MAKE REPRESENTATIONS OR PROVIDE ANY INFORMATION OTHER THAN THAT CONTAINED IN THIS PRIVATE PLACEMENT MEMORANDUM AND ITS EXHIBITS. ONLY THOSE REPRESENTATIONS EXPRESSLY SET FORTH IN THIS PRIVATE PLACEMENT MEMORANDUM AND ACTUAL DOCUMENTS (SUMMARIZED HEREIN), WHICH ARE FURNISHED UPON REQUEST TO AN OFFEREE, OR HIS REPRESENTATIVE MAY BE RELIED UPON IN CONNECTION WITH THIS OFFERING.

PROSPECTIVE PURCHASERS OF THE COMMON STOCK ARE NOT TO CONSTRUE THE CONTENTS OF THIS PRIVATE PLACEMENT MEMORANDUM AS LEGAL OR TAX ADVICE. EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OWN PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS INVESTMENT.

THIS PRIVATE PLACEMENT MEMORANDUM HAS BEEN PREPARED FROM DATA SUPPLIED BY SOURCES DEEMED RELIABLE AND DOES NOT KNOWINGLY OMIT ANY MATERIAL FACT OR KNOWINGLY CONTAIN ANY UNTRUE STATEMENT OF ANY MATERIAL FACT. IT CONTAINS A SUMMARY OF THE MATERIAL PROVISIONS OF DOCUMENTS REFERRED TO HEREIN. STATEMENTS MADE WITH RESPECT TO THE PROVISIONS OF SUCH DOCUMENTS ARE NOT NECESSARILY COMPLETE AND REFERENCE IS MADE TO THE ACTUAL DOCUMENTS FOR COMPLETE INFORMATION AS TO THE RIGHTS AND OBLIGATIONS THERETO.

Attached to this Memorandum are the following Exhibits:

Exhibit A -	Form of Amended and Restated Articles of Incorporation

Exhibit B -	eWellness Financial Statements for the fiscal years ended December 31, 2013 and 2012

Exhibit C -	eWellness Fair Market Value Opinion

Exhibit D -	Form of Subscription Agreement

Exhibit E -	Form of Escrow Agent Instructions

CONFIDENTIALITY AND RELATED MATTERS

Each recipient hereof agrees by accepting this Memorandum that the information contained herein is of a confidential nature and that such recipient will treat such information in a strictly confidential manner and that such recipient will not, directly or indirectly, disclose or permit its affiliates or representatives to disclose, any information to any other person or entity, or reproduce such information, in whole or in part, without our prior written consent. Each recipient of this Memorandum further agrees to use the information solely for the purpose of analyzing the desirability of an investment in our company by such recipient and for no other purpose whatsoever.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements set forth in this Memorandum and the Exhibits attached hereto constitute “Forward Looking Statements.” Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will likely,” “should,” “could,” “would,” “may” or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks described herein. Therefore, prospective Investors are cautioned that there also can be no assurance that the forward-looking statements included in this Memorandum will prove to be accurate. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by the Company or any other person that the objectives and plans of the Company will be achieved in any specified time frame, if at all. Except to the extent required by applicable laws or rules, the Company does not undertake any obligation to update any forward-looking statements or to announce revisions to any of the forward-looking statements.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Memorandum. Although the Memorandum may provide potential Investors with some references to subject headings, the information appearing under those headings is not necessarily a complete or exclusive discussion or description of that subject. References in this Memorandum to “we,” “us” and “our” are to DIGNYTE, Inc. An investment in the common stock offered hereby involves a high degree of risk. Prospective Investors are urged to read this Memorandum carefully in its entirety including the section entitled “Risk Factors,” and the exhibits attached hereto.

Issuer:	DIGNYTE, Inc. is a Nevada corporation registered with the Securities and Exchange Commission as a reporting company under the Securities Act of 1933, as amended (the “Securities Act”). Our offices are located at 605 W Knox Rd., Suite 202, Tempe AZ 85284 and out telephone number is (480) 588-3337.

Offering

We are offering (the “Offering”) to sell up to 1,000,000 shares of our common stock, par value $0.001 per share to investors who purchased our common stock pursuant to the terms of our prospectus dated September 18, 2012 at a price of $0.10 per share for a total offering amount of $100,000. The purchase price will be paid as follows: $.09 per share in cash from the Rule 419 Trust Account Balance discussed below and $0.01 per share which investors previously paid to us in connection with our Rule 419 offering discussed below. See “The Offering.”

The Offering is being conducted on a “best efforts” basis by our officers and directors commencing on the date hereof and expiring May 5, 2014, unless extended by the Company for up to an additional 15 days (such period, as same may be extended, being hereinafter referred to as the “Offering Period”).

Minimum Purchase per Investor	None.

Investor Qualifications:	We are offering the common stock to accredited and non-accredited investors as defined by Regulation D under the Securities Act. We will require each investor (or such investor’s representative) to represent in the Subscription Agreement the status of the investor as either accredited or non-accredited.

Offering Period:	The offering period for the common stock shall commence on the date of this Memorandum and will continue until the earlier of: (i) our election to terminate the Offering, (ii) the sale of all of the shares of common stock offered herein, or (iii) the Termination Date. The “Termination Date” will be 5:00 p.m. (Eastern Standard Time) on May 5, 2014; provided, however, we may extend the Termination Date for up to 15 days, without notice to any subscriber or offeree.

No Minimum Offering/No Escrow:	No minimum amount must be raised in this Offering before we can access the subscription proceeds. Subscription proceeds will be promptly deposited in our operating bank account for immediate use in connection with our operations.

Use of Proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds.”

Registration Rights/Lock Up	The Company has agreed to file a registration statement covering the Shares acquired by Investors in this offering no later than 90 days after completion of the offering. In addition, Investors will be required to enter into a lock-up agreement covering 50% of shares acquired in this Offering which restricts their right for a period of one year from the date such shares are acquired to sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by the investor at any time in the future of) such shares. See Exhibit D – Subscription Agreement.

Trading	Our common stock is not trading on any public trading market or stock exchange.

Risk Factors	See “Risk Factors” and the other information in this Memorandum for a discussion of the factors that you should carefully consider before deciding to invest in the common stock.

BUSINESS OF DIGNYTE

Business Development

We were incorporated in the State of Nevada on April 7, 2011, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. We have been in the developmental stage since inception and have no operations to date. We are defined as a “shell” company as defined in Rule12b-2 of the Exchange Act, whose sole purpose at this time is to locate and consummate a merger, acquisition or joint venture with an entity.

We were formed by Andreas A. McRobbie-Johnson, our initial director. Mr. McRobbie-Johnson serves as our Chief Executive Officer, President and sole Director. On April 13, 2012, Donna S. Moore was appointed as our corporate Secretary, Treasurer and CFO.

In November 2011, our board of directors and shareholders approved a four for one (4:1) forward stock split and an increase in our authorized capital to 100 million shares of common stock and 10 million shares of blank check preferred stock. In accordance therewith, on November 10, 2011, we filed a Certificate of Amendment to our Articles of Incorporation.

The Company offered for sale in a direct public offering 1,000,000 shares of its common stock, par value $0.001 per share, pursuant to Rule 419 and a Registration Statement that was declared effective by the SEC on September 14, 2012. We sold 1,000,000 shares of our common stock to investors (each an “Investor” and collectively the “Investors”) for total subscription proceeds of $100,000 pursuant to this Registration Statement. We have used 10% of the subscription proceeds as permitted under Rule 419 and the amount remaining in trust as of the date of this Memorandum is $90,000 (the “Trust Account Balance”).

Since we did not consummate a business combination within 18 months of the effective date of the registration statement or by March 18, 2014, we are obligated under Rule 419 to return 90% of the deposited funds on a pro rata basis to all the Investors who purchased shares pursuant to the 2012 prospectus.

On April 11, 2014, we entered into a share exchange agreement (the “Share Exchange Agreement”) pursuant to which we agreed to issue, 9,200,000 shares of our unregistered common stock, $.001 par value (the “common stock”) to the shareholders of eWellness Corporation, a Nevada corporation (“eWellness”). eWellness is in the initial phase of developing a unique telemedicine platform that offers Distance Monitored Physical Therapy Programs to pre-diabetic, cardiac and health challenged patients, through contracted physician practices and healthcare systems specifically designed to help prevent patients that are prediabetic from becoming diabetic. Upon completion of the transaction, eWellness will become our wholly owned subsidiary and its shareholders will own approximately 61.8% of the then issued and outstanding common stock of our company after giving effect to the cancellation of 5,000,000 shares of our common stock held by Andreas A. McRobbie-Johnson, our chief executive officer.

The proposed business activities described herein classify us as a “blank check” company. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their prospective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities until such time as we have successfully implemented our business plan described herein.

Employees

We are currently in the development stage. During this development period, we plan to rely exclusively on the service of our officers and director to establish business operations and perform or supervise the minimal service required at this time. We believe that our operations are currently on a small scale and manageable by us. There are no full or part-time employees other than our President and CEO, Andreas A. McRobbie-Johnson and our Secretary/Treasurer and CFO, Donna Moore, whose responsibilities are mainly administrative at this time, as our operations are minimal. We believe we have good working relationships with our employees. We are currently not a party to any collective bargaining agreements.

Financial Statements of Dignyte

Dignyte’s Audited Financial Statements for the years ended December 31, 2013 and 2014 are incorporated herein by reference to the Company’s Form 10-K filed with the SEC on March 5, 2014.

BUSINESS OF EWELLNESS

eWellness is an early-stage provider of a unique telemedicine platform that offers Distance Monitored Physical Therapy Programs to pre-diabetic, cardiac and health challenged patients, through contracted physician practices and healthcare systems. eWellness initial service contract covers the New York City and northern New Jersey tri-borough area (19.8 million people), the most populated region in the United States. eWellness markets an innovative Distance Monitored Physical Therapy (“DMpt”) Telemedicine Program that has been specifically designed to help prevent pre-diabetic patients from becoming diabetic. This program combines in-office direct-contact physical therapy evaluations, re-evaluations and physical performance testing with an on-line telemedicine exercise program. This business model allows eWellness to bill for traditional in-office patient visits and for its telemedicine exercise program sessions. eWellness also offers patient enrollment in a no-cost online healthy living nutrition and meal planning platform developed by the American Diabetes Association.

eWellness competes against typical brick and mortar physical therapy practices that are limited significantly by the number of patients that can be seen in an 8 hour shift. The national average is approximately 16 patients per day per physical therapist (“PT”) or PT assistant. Our PT’s and PT assistant’s are anticipated to average approximately 137 patients per day. We anticipate being able to deliver on up to 850% more patient volume per PT and PT Assistants.

SUMMARY OF THE SHARE EXCHANGE AGREEMENT

We plan to sign an amended and restated share exchange agreement (the “Share Exchange Agreement”) whereby we will agree to issue, 9,200,000 shares of our unregistered common stock, $.001 par value (the “common stock”) to the shareholders of eWellness. Upon completion of the transaction, eWellness will become our wholly owned subsidiary and its shareholders will own approximately 61.8% of the then issued and outstanding common stock of our company after giving effect to the cancellation of 5,000,000 shares of our common stock held by Andreas A. McRobbie-Johnson, our chief executive officer.

Based upon our investigation of eWellness, our management believes that the merger with eWellness and entering the distance monitored physical therapy business provides an attractive investment opportunity for our company and its stockholders.

The closing of the Share Exchange Agreement is conditioned upon certain, limited customary representations and warranties, as well as the following conditions to closing: (i) our filing of a Form 8-A with the SEC, (ii) consent of investors in the Rule 419 to participate in this offering and agreeing to a lock-up of one year covering 50% of the shares they acquire in such offering; (iii) eWellness’ completion of an offering of its convertible debt in an amount of up to $1,200,000 but no less than $100,000; (iv) Mr. McRobbie-Johnson cancelling 5,000,000 shares of our common stock he owns, and agreeing to transfer 3,100,000 shares of our common stock he owns at the direction of e-Wellness and agreeing to transfer 1,500,000 shares of his common stock to Summit Capital; (v) the appointment of members of our board of directors as follows: Douglas MacLellan (Chairman), Darwin Fogt, Curtis Hollister and David Markowski; (vi) the resignations of Mr. McRobbie-Johnson as a director of our company and from all offices he holds and Donna S. Moore from all of offices she holds, (vii) the appointment of Mr. Fogt as our President and Chief Executive Officer, David Markowski as our Chief Financial Officer, Secretary and Treasurer, and Curtis Hollister as our Chief Technology Officer; and (viii) eWellness’ affiliates agreeing to a lock-up of one year covering the shares they acquire pursuant to the Share Exchange Agreement.

Following the closing of the Share Exchange Agreement, we intend to continue eWellness’ historical businesses and proposed businesses.

Amended and Restated Articles of Incorporation – Dignyte, Inc.

In anticipation of the completion of our acquisition of eWellness and to more accurately reflect our proposed new business and operations, we plan to amend and restate our articles of incorporation to:

(1)	Change the Company’s corporate name from Dignyte, Inc. to eWellness Healthcare Corporation;

(2)	Provide that the provisions of Nevada Revised Statutes §§ 78.378 to 78.3793 inclusive, are not applicable to the Company; and

(3)	Include indemnification provisions.

The amended and restated articles will not make any material changes to our existing Articles of Incorporation, other than incorporating the amendments described above. A copy of the Form of Amended and Restated Articles of Incorporation attached to this Memorandum as Exhibit A.

Financial Statements of eWellness

eWellness’ Audited Financial Statements for the years ended December 31, 2013 and 2014 are included in this Memorandum as Exhibit B.

eWellness Fair Market Value Analysis Summary

eWellness retained Riedel Research Group, Inc. (“Riedel”) to express an opinion regarding its fair market value. For the purposes of the opinion, Riedel discussed with eWellness’ senior management its business and financial outlook, reviewed its audited financial statements for the fiscal years ended December 31, 2012 and 2013, reviewed a three year financial forecast prepared by eWellness management, reviewed publicly available financial data for comparable companies, reviewed its current private placement memorandum and conducted such other studies, analyses and inquires as it deemed appropriate.

Riedel’s business includes equity research and recommendations to companies and financial organizations. Riedel is an unrelated third party, with no affiliation to either eWellness or our company, or any of their or our respective officers, directors, employees or agents. Riedel was selected on the basis of its professional experience and non-affiliated relationship to us and eWellness.

  Riedel delivered to eWellness an appraisal dated April 4, 2014, and based upon and subject to various assumptions and limitations described in Riedel’s appraisal, estimated fair market value of eWellness is $4,560,000. In determining fair market value, Riedel utilized four primary approaches to value: the income, market, backsolve and cost approaches. A copy of the Riedel Opinion is attached to this Memorandum as Exhibit C.

In conducting the appraisal, Riedel assumed and relied upon the accuracy and completeness of the information reviewed by it and did not assume any responsibility to independently verify or otherwise investigate such information. Riedel’s report was limited to the fair market value of eWellness and Riedel expressed no view as to, and its report did not address, the fairness (financial or otherwise) of the shares of our common stock eWellness shareholders will receive pursuant to the Share Exchange Agreement or any of its other terms. Furthermore, Riedel’s report did not address (i) our underlying business decision to consummate or otherwise pursue the Share Exchange Agreement, (ii) the merits of the Share Exchange Agreement relative to any other acquisition or alternative transaction that was, is or may be available to us or (iii) the prices at which the Company’s common stock may trade at any future time, including following the announcement or consummation of the Share Exchange Agreement.

Neither we nor eWellness placed any limitations on Riedel as to the scope of its investigations to render its opinion. While we are not aware of any changes in the fair market value of eWellness from the valuation date of April 4, 2014, subsequent developments may affect Riedel’s opinion and Riedel does not have any obligation to update, revise or reaffirm its appraisal.

Fees and expenses paid to Riedel

eWellness paid Riedel a fee for its services. No portion of Riedel’s fee was contingent upon the conclusion reached in its opinion or the successful completion of the Share Exchange Agreement. We have not retained Riedel in the past to provide us with appraisal or advisory services. Riedel may provide appraisal and advisory services to us, other participants in the Share Exchange Agreement or certain of their respective affiliates in the future, for which Riedel may receive compensation.

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Identification of Directors and Executive Officers

Our executive officers and directors and their respective ages, positions and biographical information are set forth below.

Name	Age	Positions Held

Andreas McRobbie-Johnson	20	Chief Executive Officer, President and Director
Donna S Moore	68	Chief Financial Officer and Chief Accounting Officer

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board. All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. None of our directors received compensation for service on our Board of Directors and any committee thereof. Our Board of Directors appoints officers annually and each Executive Officer serves at the discretion of our Board of Directors.

Andreas McRobbie-Johnson

Mr. McRobbie-Johnson has been our Chief Executive Officer, President and our sole director since April 2011 and was our Chief Financial Officer from April 2011 until April 2012. Mr. McRobbie-Johnson is a student at Northern Arizona University in Flagstaff, AZ, currently enrolled in the business degree program. Mr. McRobbie-Johnson has always had a keen interest in business and has been working over the past year with his father, a principal of a boutique private-equity firm.

Donna S. Moore

Ms. Moore has been our Chief Financial Officer and Chief Accounting Officer since April 2012. From 2010 to present, Ms. Moore has been serving as Chief Financial Officer for Summit Capital USA, Inc. in Tempe, AZ. In addition, from March 2011 to September 2012, Ms. Moore served as Chief Financial Officer for Elevate, Inc. in San Clemente, CA; from September 2010 to January 2011 and from October 2011 to August 2012 Ms. Moore served as Chief Financial Officer of Voice Assist, Inc. in Lake Forest, CA; and from May 2011 to August 2011, Ms. Moore served as Chief Financial Officer of Oraco Resources in Tempe, AZ. Between 2008 and 2010, Ms. Moore served as part time Controller for Skye International, Inc. in Scottsdale, AZ. Prior to Skye International, Ms. Moore was the Controller for Monarch Brass & Copper Corp., in Waterbury, CT from 1984 through 2007. Ms. Moore is a business financial professional with over 29 years of hands-on business experience. Ms. Moore has held positions as chief financial officer, controller and secretary/treasurer of both public and private corporations. Her experience includes general accounting, financial reporting, systems implementation/management, treasury functions, and cost accounting. Ms. Moore specializes in executing uniform financial controls so as to improve productivity, reduce costs, and maximize profitability. Ms. Moore holds a Bachelor of Science degree in Business Management and an MBA in finance and accounting from Brigham Young University.

Committees of our Board of Directors

Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

The Board does not have standing audit, compensation or nominating committees. The Board does not believe that audit, compensation or nominating committees are necessary based on the size of our company, the current levels of compensation to corporate officers and the beneficial ownership by one shareholder of more than 91% of our outstanding common stock. The Board will consider establishing audit, compensation and nominating committees at the appropriate time.

The entire Board of Directors participates in the consideration of compensation issues and of director nominees. Candidates for director nominees are reviewed in the context of the current composition of the Board and the Company’s operating requirements and the long-term interests of its stockholders. In conducting this assessment, the Board of Directors considers skills, diversity, age, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability.

The Board’s process for identifying and evaluating nominees for director, including nominees recommended by stockholders, will involve compiling names of potentially eligible candidates, conducting background and reference checks, conducting interviews with the candidate and others (as schedules permit), meeting to consider and approve the final candidates and, as appropriate, preparing an analysis with regard to particular recommended candidates.

COMPENSATION OF MANAGEMENT

Employment Contracts and Executive Compensation

Since our incorporation on April 7, 2011, we have not paid any compensation to any officer, director or employee. There are no employment agreements. Any future compensation to be paid will be determined by the Board of Directors, and, as appropriate, an employment agreement will be executed. We do not currently have plans to pay any compensation until such time as the Company maintains a positive cash flow.

Director Compensation

Our directors do not receive compensation for their services. We may compensate our directors in the future for services rendered.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following tables set forth certain information, as of April 22, 2014 with respect to the beneficial ownership of our outstanding common stock by (i) any holder of more than five percent, (ii) each of our executive officers and directors, and (iii) our directors and executive officers as a group.

Unless otherwise indicated, the business address of each person listed is in care of Dignyte, Inc., 605 W Knox Rd., Suite 202, Tempe AZ 85284. The information provided herein is based upon a list of our shareholders and our records with respect to the ownership of common stock. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name, Title and Address of Beneficial Owner of Shares	Amount of Beneficial Ownership	Percent of Class

Andreas McRobbie-Johnson, President, and Director	10,000,000	91.8%

All Directors and Officers as a group (1 person)	10,000,000	91.8%

Certain Relationships and Related Transactions, and Director Independence

During the period from inception (April 7, 2011) to December 31, 2013, a related party, a company in which the Secretary-Treasurer and CFO of the Company is also serving as CFO, has paid $47,763 on behalf of the Company. The amount outstanding as of December 31, 2013 and December 31, 2012 were $40,893 and $19,702, respectively. During the year ended December 31, 2013, the Company recorded $2,629 imputed interest on the amount owed to the related party.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of blank check preferred stock. The Company has issued 10,000,000 shares of common stock to date held by one (1) shareholder of record.

The holders of our common stock:

1.	Have equal ratable rights to dividends from funds legally available, when, as and if declared by the Board of Directors;

2.	Are entitled to share ratably in all of assets available for distribution to holders of common stock upon liquidation, dissolution, or winding up of corporate affairs;

3.	Do not have preemptive, subscription or conversion rights; and there are no redemption or sinking fund provisions or rights; and

4.	Are entitled to one vote per share on all matters on which stockholders may vote.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These heightened disclosure requirements may have the effect of reducing the number of broker/dealers willing to make a market in our shares, reducing the level of trading activity in any secondary market that may develop for our shares, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

The Company has no current plans to either issue any preferred stock or adopt any series, preferences or other classification of preferred stock.

Preemptive Rights

No holder of any shares of the Company’s stock has preemptive or preferential rights to acquire or subscribe for any unissued shares of any class of stock or any unauthorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock not disclosed herein.

Non-Cumulative Voting

Holders of the Company’s common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any directors.

Cash Dividends

As of the date of this memorandum, the Company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. The Company does not intend to pay any cash dividends in the foreseeable future but rather to reinvest earnings, if any, in business operations.

Preferred Stock

Our Board of Directors has the authority, without action by stockholders, to designate and issue preferred stock in one or more series. The Board of Directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of our Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of the preferred stock. However, these effects might include: (a) restricting dividends paid to the holders of shares of the Common Stock; (b) diluting the voting power of the holders of shares of the Common Stock; (c) impairing the liquidation rights of holders of shares of the Common Stock and (d) delaying or preventing a change in control of the Company without further action by stockholders.

THE OFFERING

We are offering 1,000,000 shares of our common stock to investors who purchased our common stock pursuant to the terms of our prospectus dated September 18, 2012 at a price of $0.10 per share for a total offering amount of $100,000. The purchase price will be paid as follows: $.09 per share in cash from the Rule 419 Trust Account Balance discussed below and $0.01 per share which investors previously paid to us in connection with our Rule 419 offering discussed below.

We are conducting this offering because our management believes that it would be in the best interests of our stockholders for us to give them the opportunity to invest their allocable share of the funds held in the Company’s trust account (the “Trust Account”), rather than return such funds to them as required by Rule 419 of the Securities Exchange Act of 1933 (“Rule 419”).

The Company offered for sale 1,000,000 shares of its common stock, par value $0.001 per share, in a direct public offering pursuant to Rule 419 and pursuant to a Registration Statement that was declared effective by the SEC on September 14, 2012. We sold 1,000,000 shares of our common stock to investors (each an “Investor” and collectively the “Investors”) for total subscription proceeds of $100,000 pursuant to this Registration Statement. We have used 10% of the subscription proceeds as permitted under Rule 419 and the amount remaining in trust as of the date of this Memorandum is $90,000 (the “Trust Account Balance”).

Since we did not consummate a business combination within 18 months of the effective date of the registration statement or by March 18, 2014, we are obligated under Rule 419 to return 90% of the deposited funds on a pro rata basis to all the Investors who purchased shares pursuant to the 2012 prospectus. Any Investor who elects not to participate in this offering will be returned 90% of their deposited funds within five business days after the expiration of this offering. Regardless of whether investors elect to participate in this offering or not, we will withdraw the offering of our common stock pursuant to our Registration Statement declared effective on September 14, 2012 (the “Rule 149 Offering”) upon expiration of the Offering.

This direct primary offering of our common stock is being conducted on a “self-underwritten, best efforts” basis, which means we will attempt to sell the common stock. No minimum amount of capital must be raised in this Offering before we can access the proceeds. The offering period for the common stock shall commence on the date of this Memorandum and will continue until the earlier of: (i) our election to terminate the Offering, (ii) the sale of all of the common stock offered herein or (iii) the Termination Date. The “Termination Date” will be 5:00 p.m. (Eastern Standard Time) on May 5, 2014; provided, however, we may extend the Termination Date for up to 90 days, without notice to any subscriber or offeree (the “Offering Period”).

This offering is directed to “accredited” and “unaccredited” investors, as those terms are defined in Rule 501(a) of Regulation D as promulgated by the SEC.

Suitability Standards.

Sale of the common stock will be made to “accredited” and “non-accredited” investors, as those terms are defined in Rule 501(a) of Regulation D under the Securities Act. Investment in the Company involves a high degree of financial risk and is suitable only for persons of substantial means who have no need for liquidity in their investment and can afford to lose all or substantially all of their investment. Representations and warranties required of potential investors as to their status as “accredited” are set forth in the Subscription Agreement, a form of which is attached hereto as Exhibit “D”.

An “accredited investor” must meet one of the following qualifications: (a) an individual who either individually or jointly with his or her spouse has a net worth (i.e., total assets in excess of total liabilities) in excess of $1,000,000 at the time of investing in the Offering; (b) an individual whose individual annual income exceeded $200,000, or whose income with that of his or her spouse exceeded $300,000 in the previous two calendar years and who reasonably expects to reach the same income level in the current year; (c) certain institutional investors, including a bank or savings and loan association acting in its individual or fiduciary capacity, a broker-dealer, an insurance company, an investment company, a business development company, or a small business investment company, or an employee benefit plan if the plan’s investment decision is made by a fiduciary which is a bank, savings and loan association, insurance company or registered investment advisor or if the plan has total assets in excess of $5,000,000 or, if a self-directed plan, its investment decisions are made solely by accredited investors; (d) a private business development company; (e) an organization under section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or a corporation or Massachusetts or similar business trust or partnership not formed for the specific purpose of acquiring the common stock with total assets in excess of $5,000,000; (f) a trust with assets in excess of $5,000,000 not formed for the purpose of acquiring the common stock whose purchase is directed by a sophisticated investor; (g) an entity in which all equity owners are accredited investors; or (h) a director or executive officer of the Company.

How to Subscribe

An eligible investor may subscribe for the Shares by: (i) properly completing, signing and delivering to the Company two (2) copies of the Subscription Agreement in the form attached as Exhibit D (one signed copy accepted by the Company will be returned to each investor whose offer is accepted, together with a stock certificate), and (ii) delivering payment in an amount equal to $0.09 per Share to be purchased by the investor (the Company acknowledges that is has previously received $0.01 per share which investors previously paid to us in connection with our Rule 419 Offering discussed above. If a subscriber desires to pay by means of a wire transfer, then it should contact the Company for wiring instructions. The execution of the Subscription Agreement by a subscriber constitutes a binding offer to purchase the Shares. Once a subscriber subscribes for the Shares, that subscriber will not be able to withdraw his subscription.

We reserve the right to accept or reject a subscription in whole or in part. Our acceptance of a subscription agreement is effective when we countersign it, for the amount of the common stock we set forth next to our signature depending on the investment amount. If we accept a subscription agreement, we will provide a confirmation of purchase to the subscriber. If we do not accept a subscription, the purchase payment will be returned, without interest, within 30 days of our non-acceptance.

Distribution

The common stock will be offered and sold on a “best efforts” basis by our officers and directors pursuant to Regulation D as promulgated under the Securities Act. Subscribers shall execute subscription documents provided with this Memorandum in which they represent that the purchase of the common stock is being made for investment purposes with no intent to resell. We may utilize the services of other broker-dealers who are member firms of the Financial Industry Regulatory Authority (FINRA).

RISK FACTORS

An investment in our company and the common stock involve a high degree of risk. You should carefully consider the risks below, together with the other information contained in this Memorandum and the attached Exhibits, before you decide to invest in our company. If any of the following risks occur, our business, results of operations and financial condition could be harmed, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are intended to be the material risks that are specific to us and to our industry. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause future actual results to differ materially from those contained in any historical or forward-looking statements.

THE ISSUANCE OF OUR COMMON STOCK TO THE EWELLNESS SHAREHOLDERS IN CONNECTION WITH THE SHARE EXCHANGE AGREEMENT WILL SUBSTANTIALLY DILUTE THE VOTING POWER OF CURRENT DIGNYTE SHAREHOLDERS.

Pursuant to the terms of the Share Transfer Agreement, and based on the number of shares of our common stock outstanding as of the date of the Share Transfer Agreement, it is anticipated that we will issue shares of our common stock to the Dignyte shareholders representing approximately 61.8% of our outstanding shares of common stock immediately following the closing of this transaction and assuming cancellation of 5,000,000 shares held by Mr. McRobbie-Johnson. Accordingly, the issuance of our common stock to the Dignyte shareholders will significantly reduce the relative voting power of each share of our common stock held by our current shareholders.

SOLE DIRECTOR MAY HINDER OPERATIONS

Our operations depend largely on the efforts of Andreas A. McRobbie-Johnson, the sole director of the Company. Mr. McRobbie-Johnson has no experience in public company management. Because of this, the Company may be unable to develop our business, or manage our public reporting requirements. The Company cannot guarantee that it will be able overcome any such obstacles and would cease to exist if it is unable to develop the business or manage our public reporting requirements.

POTENTIAL CONFLICTS OF INTEREST MAY RESULT IN LOSS OF BUSINESS

Andreas A. McRobbie-Johnson and Donna S. Moore may, in the future, become involved in other employment opportunities and may periodically face a conflict in selecting between our company and other personal and professional interests. The Company has not formulated a policy for the resolution of such conflicts should they occur. If the Company loses Andreas A. McRobbie-Johnson or Donna S. Moore to other pursuits without a sufficient warning, the Company may, consequently, go out of business.

AS AN “EMERGING GROWTH COMPANY” UNDER THE JOBS ACT, WE ARE PERMITTED TO RELY ON EXEMPTIONS FROM CERTAIN DISCLOSURE REQUIREMENTS.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

THE APPLICATION OF RULE 144 CREATES SOME INVESTMENT RISK TO POTENTIAL INVESTORS; FOR EXAMPLE, EXISTING SHAREHOLDERS MAY BE ABLE TO RELY ON RULE 144 TO SELL SOME OF THEIR HOLDINGS, DRIVING DOWN THE PRICE OF THE SHARES YOU PURCHASED.

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008 that apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that: (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding a sale, (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

●	1% of the total number of securities of the same class then outstanding (80,306 shares of common stock as of the date of this Report); or

●	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

REGULATIONS CONCERNING “BLANK CHECK” ISSUERS MAY LIMIT BUSINESS COMBINATIONS

The ability to register or qualify for sale of the shares for both initial sale and secondary trading is limited because a number of states have enacted regulations pursuant to their securities or “blue sky” laws restricting or, in some instances, prohibiting, the sale of securities of “blank check” issuers, such as the Company, within that state. In addition, many states, while not specifically prohibiting or restricting “blank check” companies, may not register the shares for sale in their states. Because of such regulations and other restrictions, the Company’s selling efforts, and any secondary market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or a “blue sky” application has been filed and accepted or where the shares have been registered thus limiting the issuer’s ability to complete this offering.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS RESULTS IN POSSIBLE LACK OF SUCCESS

The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. This may lessen the possibility of finding a suitable acquisition, merger or joint venture candidate, as such loss would be integrated into their financial statements. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

OUR AUDITORS HAVE ISSUED A GOING CONCERN OPINION REFLECTING THAT WE MAY HAVE DIFFICULTY CONTINUING OPERATIONS.

Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment. Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next 12 months. The financial statements do not include any adjustments that might reduce the uncertainty about our ability to continue in business. As such we may have to cease operations and you could lose your investment.

SPECULATIVE NATURE OF COMPANY’S PROPOSED OPERATIONS RESULTS IN POSSIBLE LACK OF SUCCESS

The success of the Company’s proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to: (i) seek business combinations with entities having established operating histories or (ii) become a party to a joint venture or licensing agreement with another corporation or entity, there can be no assurance that the Company will be successful in locating candidates meeting such criteria, thus making risk evaluations difficult. In the event the Company completes a business combination or joint venture, of which there can be no assurance, the success of the Company’s operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company’s control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS MAY LIMIT BUSINESS COMBINATIONS

The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers, acquisitions and joint ventures of companies that may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger, acquisition, joint venture and licensing candidates with numerous other small public companies. Therefore, this competition may result in the Company being unable to complete its business plan of completing an acquisition, merger, joint venture or other opportunity.

IF WE FAIL TO CLOSE ON OUR ACQUISITION OF EWELLNESS, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED.

An important part of our strategy is to grow our business by acquiring eWellness. In addition, the development and operation of eWellness’ business will require a significant cash investment to finance its planned growth. We will need to issue additional debt and equity financing to implement our expansion strategy and finance the operations of our business. We may not have access to the funding required for these plans on acceptable terms. Our ability to complete the closing of our planned acquisition of eWellness may also suffer significant delays as a result of a variety of factors which could prevent us from completing our plans as currently expected. In addition, even if we can implement our strategy, expansion in the distance monitored physical therapy business may not materialize to the extent we expect, or at all, resulting in unutilized resources and unrecoverable expenses and investments in this business. Any failure to successfully implement our business strategy, including for any of the above reasons, could materially and adversely affect our financial condition and results of operations.

CONTINUED MANAGEMENT CONTROL AND LIMITED TIME AVAILABILITY MAY LIMIT BUSINESS COMBINATIONS

While seeking a business combination, joint venture or licensing agreement; management anticipates devoting up to ten hours per month to the business of the Company. The Company’s officer has not entered into a written employment agreement with the Company and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the service of this individual would adversely affect development of the Company’s business and its likelihood of continuing operations and completing its business plan.

CONFLICTS OF INTEREST OF THE OFFICER AND DIRECTOR MAY RESULT IN LOSS OF BUSINESS OR FAILURE TO COMPLETE A MERGER, ACQUISITION, JOINT VENTURE OR AT LESS PROFIT

The Company’s officer and director may, in the future, participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company’s officer and director is involved in the management of any firm with which the Company transacts business. These limitations may limit the number of opportunities for a merger, acquisition or joint venture.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION MAY LIMIT THE COMPANY’S ABILITY TO FIND PROSPECTIVE CANDIDATES FOR ACQUISITION

The Company has neither conducted, nor have others made available to it, results of market research indicating that a market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger, acquisition or joint venture contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION INCREASES THE RISK THAT THE COMPANY WILL CEASE TO DO BUSINESS.

The Company’s proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company’s activities will be limited to those engaged in by the business opportunity which the Company merges or partners with or acquires. The Company’s inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company’s operations, potentially causing the company to cease to do business.

POSSIBLE INVESTMENT COMPANY ACT REGULATION LIMITS POSSIBLE ACQUISITION CANDIDATES AND INCREASE COSTS

Although the Company will be subject to regulation under the Securities Exchange Act of 1933, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT MEANS INABILITY TO FULLY GAUGE MANAGEMENT RISK AND UNCERTAIN MANAGEMENT FUTURE

A business combination involving the issuance of the Company’s common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company’s common stock held by him or to resign as a member of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING A BUSINESS COMBINATION WOULD RESULT IN DILUTION

The Company’s primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and would most likely result in a change in control or management of the Company.

DISADVANTAGES OF BLANK CHECK OFFERING MAY DISCOURAGE BUSINESS COMBINATIONS

The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A potential business combination candidate may find it more beneficial to go public directly rather than through a combination with a blank check company as the blank check has the requirements of a post-effective amendment and having to clear its application to trade using information provided by the Company rather than its own internal information. This process may be more complicated and complex due to the acquisition with a blank check than if the company had gone public directly. In addition the Company would continue to have the expenses of filings under the Securities Exchange Act of 1934 (10K’s, Q’s and 8K’s among others) during these processes.

FEDERAL AND STATE TAXATION OF BUSINESS COMBINATION MAY DISCOURAGE BUSINESS COMBINATIONS

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction, reduce the future value of the shares and potentially discourage a business combination.

BLUE SKY CONSIDERATIONS MAY LIMIT SALES IN CERTAIN STATES THUS MAY LIMIT OR PRECLUDE ACQUISITION CANDIDATES

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state and the Company has no current plans to register or qualify its shares in any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities which could reduce the size of the potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company’s securities is exempt from state registration or qualification requirements in most states. However, some states may continue to attempt to restrict the trading or resale of blind-pool or “blank-check” securities. Accordingly, investors should consider any potential secondary market for the Company’s securities to be a limited one.

BUSINESS ANALYSIS BY NON PROFESSIONAL INCREASES THE RISK OF INCOMPLETE DUE DILIGENCE AND POOR ANALYSIS

Analysis of business operations will be undertaken by our President and director who is not a professional business analyst. Thus the depth of such analysis may not be as great as if undertaken by a professional which increases the risk that any merger, acquisition or joint venture candidate may not continue successfully.

LACK OF AGREEMENT TO PROVIDE OPERATING FUNDS MAY CAUSE THE COMPANY TO BE UNABLE TO CLOSE THE OFFERING

Although Mr. McRobbie-Johnson, our sole director, has stated that he will provide funds for the Company to continue business until the offering is closed, there is no enforceable agreement to such effect; and thus the failure of Mr. McRobbie-Johnson to provide such funds may cause the Company to cease business prior to the close of this offering.

ARBITRARY OFFERING PRICE MAY MEAN LOSS OF VALUE OF SHARES

The offering price of the shares bears no relation to book value, assets, earnings, or any other objective criteria of value. They have been arbitrarily determined by the Company. There can be no assurance that, even if a public trading market develops for the Company’s securities, the shares will attain market values commensurate with the offering price.

NO ASSURANCE OF SUCCESSFUL MARKETING EFFORTS MAY LIMIT ACQUISITION CANDIDATES

One of the methods the Company will use to find potential merger, acquisition, joint venture or licensing candidates will be to run classified ads in the Wall Street Journal and similar publications periodically seeking companies which are looking to merge or partner with a public shell. Other methods include personal contacts and contacts gained through social networking. There is no evidence showing that these methods of identifying a suitable opportunity will be successful and thus the number of candidates may be limited. Lack of identification and completion of a successful merger/acquisition/joint venture will render the shares sold hereunder worthless.

Special Note Regarding Forward-Looking Statements

This memorandum contains forward-looking statements about our business, financial condition and prospects that reflect our management’s assumptions and beliefs based on information currently available. We can give no assurance that the expectations indicated by such forward-looking statements will be realized. If any of our assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, the actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within our control and that may have a direct bearing on operating results include, but are not limited to, acceptance of the proposed service that we expect to market, our ability to establish a substantial customer base, management’s ability to raise capital in the future, the retention of key employees and changes in the regulation of the industry in which we function.

There may be other risks and circumstances that management may be unable to predict. When used in this document, words such as, “believes,” “expects,” “intends,” “plans,” “anticipates,” “estimates” and similar expressions are intended to identify and qualify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions.

USE OF PROCEEDS

Unless otherwise specified in this memorandum, we intend to use the net proceeds generated by this Offering for working capital and general corporate purposes.

PLAN OF DISTRIBUTION

The common stock will be offered and sold on a “best efforts” basis by our officers and directors pursuant to Regulation D as promulgated under the Securities Act. Subscribers shall execute subscription documents provided with this Memorandum in which they represent that the purchase of the common stock is being made for investment purposes with no intent to resell. We may utilize the services of other broker-dealers who are member firms of the Financial Industry Regulatory Authority (FINRA).

STATEMENT AS TO INDEMNIFICATION

Our Articles of Incorporation and our Bylaws provide for indemnification of directors and officers under certain circumstances, which could include liabilities relating to securities laws. The SEC mandates the following disclosure of its position on indemnification for liabilities under the federal securities laws:

“Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

SUBSCRIPTION PROCEDURES

Each investor herein will be required to do the following:

1. Complete, sign and deliver to the Company two copies of the Subscription Agreement in the form attached as Exhibit D (one signed copy accepted by the Company will be returned to each investor whose offer is accepted, together with a stock certificate); and

2. Deliver payment by providing written instructions to the Escrow Agent attached hereto as Exhibit E to issue a check made payable to the order of “DIGNYTE, INC.” in an amount equal to $0.09 per share of common stock purchased by the Investor (the Company acknowledges that it has previously received $0.01 per share which the investor previously paid in connection with our Rule 419 Offering discussed above). If a subscriber desires to pay by means of a wire transfer, then it should contact the Company for wiring instructions. The execution of the Subscription Agreement by a subscriber constitutes a binding offer to purchase the Shares. Once a subscriber subscribes for the common stock, that subscriber will not be able to withdraw his subscription.

ADDITIONAL INFORMATION

The Company has agreed to make available to each prospective investor, prior to the sale of the common stock, the opportunity to ask questions of, and receive answers from, our Chief Executive Officer concerning the terms and conditions of the offering and to obtain any additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, which may be necessary to verify the accuracy of the information set forth herein. You may mail questions, inquiries, and requests for information to:

DIGNYTE, INC.

605 W Knox Rd., Suite 202

Tempe AZ 85284

Telephone: (480) 588-3337

You may be required to sign a confidentiality agreement as determined by the Company. You, and your representatives, if any, will be asked to acknowledge in the Subscription Agreement that you were given the opportunity to obtain additional information.

We are subject to informational filing requirements of the U.S. Securities Exchange Act of 1934, as amended, and its rules and regulations (the “Exchange Act”). This means that we will file reports and other information with the U.S. Securities and Exchange Commission. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 100 F Street, N.E. Washington D.C. 20549. You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that will contain the reports and other information that we file electronically with the Commission and the address of that website is http://www.sec.gov. Statements contained in this Memorandum as to the intent of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of the particular contract or other document filed as an exhibit to this Memorandum or in reports we have filed with the SEC, each statement being qualified in all respects by this reference.

THE INFORMATION SET FORTH IN THIS MEMORANDUM IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING IN THE COMPANY’S REPORTS FILED WITH THE SEC IN ACCORDANCE WITH THE EXCHANGE ACT INCLUDING, WITHOUT LIMITATION, THE FOLLOWING REPORTS FILED WITH THE SEC:

1.	Prospectus dated September 18, 2012;

2.	Form 10-K for the year ended December 31, 2013 filed with the SEC on March 6, 2014; and

3.	Form 8-K filed with the SEC on April 14, 2014.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). The information incorporated by reference is deemed to be part of this offering memorandum, except for any information superseded by information in this offering memorandum.

Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this offering memorandum and prior to the termination of this offering of the securities to which this offering memorandum relates will automatically be deemed to be incorporated by reference in this offering memorandum and to be part hereof from the date of filing those documents. Any statement contained in this offering memorandum or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this offering memorandum or in any other document which is also incorporated by reference modifies or supersedes that statement.

We will provide without charge to each person to whom a copy of this offering memorandum is delivered, upon such person’s written or oral request, a copy of any and all of the information incorporated by reference in this Offering Memorandum, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this offering memorandum incorporates. Requests should be directed by telephone to the Company’s secretary at (480) 588-3337.

Exhibit A

Form of Amended and Restated Articles of Incorporation

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DIGNYTE INC.

Pursuant to NRS 78.403 under Nevada General Corporation Law (Title 7, Chapter 78 of the Nevada Revised Statutes), DIGNYTE INC., a Nevada corporation (the “Corporation”), bearing document number 20110803203-20, hereby amends and restates its Articles of Incorporation as follows:

ARTICLE I - NAME

The name of the corporation is eWELLNESS HEALTHCARE CORPORATION (the “Corporation”).

ARTICLE II - PURPOSE

The Corporation is organized for the purpose of engaging in any business, trade or activity which may be lawfully conducted or permitted by a corporation organized under Nevada General Corporation Law, Chapter 78 of the Nevada Revised Statutes. The Corporation also shall have the authority to engage in any and all such activities as are incidental or conducive to the attainment of the purpose or purposes of this Corporation.

ARTICLE III - DURATION

The duration of the Corporation’s existence shall be perpetual.

ARTICLE IV - CAPITAL STOCK

Section 1. Authorized Capital Stock. The aggregate number of shares which the Corporation shall have the authority to issue is 110,000,000 shares, of which 100,000,000 shares shall be Common Stock, par value $.001 per share (the “Common Stock”), and 10,000,000 shares shall be Preferred Stock, par value $.001 per share (the “Preferred Stock”).

Section 2. Preferred Stock. The Board of Directors is authorized at any time, and from time to time, to provide the for the issuance of shares of Preferred Stock in one or more series, and to determine the designations, preferences, limitations and relative or other rights of the Preferred Stock or any series thereof. For each series, the Board of directors shall determine, by resolution or resolutions adopted prior to the issuance of any shares thereof, the designations, preferences, limitations and relative or other rights thereof, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

(a) The rate and manner of payment of dividends, if any;

(b) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable upon shares in the event of liquidation, dissolution or other winding-up of the Corporation;

(d) Sinking fund provisions, if any, for the redemption or purchase of shares;

(e) The terms and conditions, if any, on which shares may be converted or exchanged;

(f) Voting rights, if any; and

(g) Any other rights and preferences of such shares, to the full extent now or hereafter permitted by the laws of the State of Nevada.

The Board of Directors shall have the authority to determine the number of shares that will comprise each series.

Prior to the issuance of any shares of a series, but after adoption by the Board of Directors of the resolution establishing such series, the appropriate officers of the Corporation shall file such documents with the State of Nevada as may be required by law.

ARTICLE V - NO PREEMPTIVE RIGHTS

No preemptive rights to acquire additional securities issued by the Corporation shall exist with respect to shares of stock or securities convertible into shares of stock of the Corporation, except to the extent otherwise provided by contract.

ARTICLE VI - NO CUMULATIVE VOTING

At each election for directors, every stockholder entitled to vote at such election has the right to vote in person or by proxy the number of shares held by such stockholder for as many persons as there are directors to be elected. No cumulative voting for directors, however, shall be permitted.

ARTICLE VII - BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed under the direction of a Board of Directors which shall consist of not less than one person. The manner of election and qualifications shall be provided in the Bylaws of the Corporation. The exact number of directors shall be fixed from time to time by the Board of Directors pursuant to resolution adopted by a majority of the full Board of Directors.

ARTICLE VIII - BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws or adopt new Bylaws. Nothing herein shall deny the concurrent power of the stockholders to adopt, alter, amend or repeal the Bylaws.

ARTICLE IX – CONTROL SHARE ACQUISITIONS

The provisions of NRS 78.378 to 78.3793, inclusive, are not applicable to the Corporation.

ARTICLE X - LIMITATION OF DIRECTORS’ LIABILITY

A director shall have no liability to the Corporation or its stockholders for monetary damages for conduct as a director, except for acts or omissions that involve intentional misconduct by the director, or a knowing violation of law by the director, or for conduct violating NRS 78.138(7), or for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If Nevada General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted by Nevada General Corporation Law as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.

ARTICLE XI - INDEMNIFICATION

Section 1. Right to Indemnification. Each person (including here and hereinafter, the heirs, executors, administrators or estate of such person) (1) who is or was a director or officer of the Corporation or who is or was serving at the request of the Corporation in the position of a director, officer, trustee, partner, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, or (2) who is or was an agent or employee (other than an officer) of the Corporation and as to whom the Corporation has agreed to grant such indemnity, shall be indemnified by the Corporation as of right to the fullest extent permitted or authorized by current or future legislation or by current or future judicial or administrative decision (but, in the case of any future legislation or decision, only to the extent that it permits the Corporation to provide broader indemnification rights than permitted prior to the legislation or decision), against all fines, liabilities, settlements, costs and expenses, including attorneys’ fees, asserted against him or incurred by him in his capacity as such director, officer, trustee, partner, agent or employee, or arising out of his status as such director, officer, trustee, partner, agent or employee. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and any such person against any such fine, liability, cost or expense, including attorney’s fees, whether or not the Corporation would have the legal power to directly indemnify him against such liability.

Section 2. Advances. Costs, charges and expenses (including attorneys’ fees) incurred by a person referred to in Section 1 of this Article XI in defending a civil or criminal suit, action or proceeding may be paid (and, in the case of directors and officers of the Corporation, shall be paid) by the Corporation from time to time in the course thereof and in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this Article XI, and upon satisfaction of other conditions established from time to time by the Board of Directors or which may be required by current or future legislation (but, with respect to future legislation, only to the extent that it provides conditions less burdensome than those previously provided).

Section 3. Savings Clause. If this Article XI or any portion of it is invalidated on any ground by a court of competent jurisdiction, the Corporation shall nevertheless indemnify each director and officer of the Corporation to the fullest extent permitted by all portions of this Article VI that has not been invalidated and to the fullest extent permitted by law.

Effective Date. The effective date of these Amended and Restated Articles of Incorporation shall be the close of business on the date of filing with the Nevada Secretary of State.

Adoption of Amendment. The foregoing Amend and Restated Articles of Incorporation was approved by the Board of Directors of the Corporation by unanimous written consent in lieu of meeting on April 25, 2014.

The Amended and Restated Articles of Incorporation were approved by the written consent of holders of a majority of our outstanding common stock, our only voting group, on April 25, 2014. The number of votes cast for the amendment was sufficient for approval by holders of common stock, our only voting group.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation as of April 25, 2014.

DIGNYTE INC.

By:
Name:	Andreas McRobbie-Johnson
Title:	Chief Executive Officer

Exhibit B

 Financial Statements of eWellness

[See Attached Financial Statements dated December 31, 2013 and 2012]

Exhibit C

Fair Market Value Opinion

[See Riedel Opinion Dated April 4, 2014]

Exhibit D

Form of Subscription Agreement

Subscription Agreement

The undersigned “Subscriber”, on the terms and conditions herein set forth, hereby irrevocable submits this subscription agreement (the “Subscription”) to Dignyte, Inc., a Nevada corporation (the “Company”), in connection with a private placement by the Company (the “Offering”) of its common stock, $0.001 par value per common share (hereinafter, the “Shares”), as described below.

1. Subscription for the Purchase of Shares.

THE UNDERSIGNED hereby subscribes to purchase (________________) Shares of DIGNYTE, INC., a Nevada corporation, (the “Company”) at a price of $0.10 per Share for a total purchase price of $_______. The purchase price will be paid as follows: $.09 per share in cash from the Rule 419 Trust Account Balance as defined in the Memorandum and $0.01 per share which investors previously paid to the Company in connection with its Rule 419 offering discussed in the Memorandum.

Whereas, the undersigned in connection with its purchase warrants and represents to the Company the following:

The Company’s private placement of the Shares is being made to both “accredited” and “non-accredited” investors within the meaning of Rule 506 of Regulation D promulgated by the Securities Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

1.2 Offer to Purchase. Subscriber hereby irrevocably offers to purchase the Shares and tenders, herewith, the total price noted above by way of delivery of the Escrow Agent Disbursement Authorization attached hereto as Exhibit A. Subscriber recognizes and agrees that this subscription is irrevocable except as provided for in the Company’s Private Placement Memorandum dated April 25, 2014 (the “Memorandum”) and, if Subscriber is a natural person, shall survive Subscriber’s death, disability or other incapacity. This Subscription shall be deemed to be accepted by the Company only when the Company executes the Subscription Agreement.

1.3 Effect of Acceptance. Subscriber hereby acknowledges and agrees that on the Company’s acceptance of this Subscription, this agreement shall become a binding and fully enforceable agreement between the Company and the Subscriber. As a result, on acceptance by the Company of this Subscription, Subscriber will become the record and beneficial holder of the Shares and the Company will be entitled to the purchase price of the Shares.

2. Representation as to Investor Status. Subscriber hereby represents and warrants to the Company as follows:

(a) The Shares are being acquired for Subscriber’s own account for investment, with no intention by Subscriber to distribute or sell any portion thereof within the meaning of the Securities Act, and will not be transferred by Subscriber in violation of the Securities Act or the then applicable rules or regulations thereunder. No one other than Subscriber has any interest in or any right to acquire the Shares. Subscriber understands and acknowledges that the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but Subscriber.

(b) Subscriber’s financial condition is such that Subscriber is able to bear the risk of holding the Shares that Subscriber may acquire pursuant to this Agreement, for an indefinite period of time, and the risk of loss of Subscriber’s entire investment in the Company.

(c) Subscriber has received, has read and understood and is familiar with this Subscription Agreement and the Memorandum and meets the Suitability Standards set forth in the Memorandum.

(d) The Company has made available all additional information which Subscriber has requested in connection with the Company and its representatives and Subscriber has been afforded an opportunity to make further inquiries of the Company and its representatives and the opportunity to obtain any additional information (to the extent the Company has such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of information furnished by the Company to Subscriber.

(e) No representations or warranties have been made to Subscriber by the Company, or any representative of the Company, or any securities broker/dealer, other than as set forth in this Subscription Agreement and the Memorandum.

(f) Subscriber has investigated the acquisition of the Shares to the extent Subscriber deemed necessary or desirable and the Company has provided Subscriber with any reasonable assistance Subscriber has requested in connection therewith.

(g) Subscriber, either personally, or together with his advisors (other than any securities broker/dealers who may receive compensation from the sale of any of the Shares), has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of purchasing the Shares and of making an informed investment decision with respect thereto.

(h) Subscriber is aware that Subscriber’s rights to transfer the Shares are restricted by the Securities Act and applicable state securities laws, and Subscriber will not offer for sale, sell or otherwise transfer the Shares without registration under the Securities Act and qualification under the securities laws of all applicable states, unless such sale would be exempt therefrom.

(i) Subscriber understands and agrees that the Shares acquired have not been registered under the Securities Act or any state securities act in reliance on exemptions therefrom and that the Company has no obligation to register any of the Shares offered by the Company as set forth in the Memorandum. Subscriber further acknowledges that Subscriber is purchasing the Shares after having been provided with the Memorandum.

(j) The Subscriber has had an opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of this investment and all such questions have been answered to the full satisfaction of the undersigned. Subscriber understands that no person other than the Company has been authorized to make any representation and if made, such representation may not be relied on unless it is made in writing and signed by the Company. The Company has not, however, rendered any investment advice to the undersigned with respect to the suitability

(k) Upon conversion, redemption or other, any certificate representing the Common Stock will be endorsed with a restrictive legend similar to the following:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO ANY EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER AND UNDER APPLICABLE STATE LAW, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY. IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED FROM ANY SALE OR TRANSFER PURSUANT TO THE LOCK UP TERMS SET FORTH IN SECTION 3 OF A SUBSCRIPTION AGREEMENT DATED AND EFFECTIVE AS OF APRIL 25, 2014.

(l) Subscriber also acknowledges and agrees to the following:

(i) an investment in the Shares is speculative and involves a high degree of risk of loss of the entire investment in the Company; and

(ii) there is no assurance that a public market for the Shares will be available and that, as a result, Subscriber may not be able to liquidate Subscriber’s investment in the Shares should a need arise to do so.

(m) Subscriber is not dependent for liquidity on any of the amounts Subscriber is investing in the Shares.

(n) Subscriber’s address set forth below is his or her correct residence address.

(o) Subscriber has full power and authority to make the representations referred to herein, to purchase the Shares and to execute and deliver this Subscription Agreement.

(p) Subscriber understands that the foregoing representations and warranties are to be relied upon by the Company as a basis for the exemptions from registration and qualification of the sale of the Shares under the federal and state securities laws and for other purposes.

The foregoing representations and warranties are true and accurate as of the date hereof and shall survive such date. If any of the above representations and warranties shall cease to be true and accurate prior to the acceptance of this Subscription, Subscriber shall give prompt notice of such fact to the Company by telegram, or facsimile or e-mail, specifying which representations and warranties are not true and accurate and the reasons therefor.

3. Lock-Up Terms.

(a) Subscriber irrevocably agrees with the Company that, from April 25, 2014 until April 24, 2015 (such period, the “Restriction Period”), Subscriber will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Subscriber or any person in privity with Subscriber), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, 50% of the Shares acquired in the Offering (the “Securities”). Notwithstanding the foregoing, Subscriber may transfer the Securities he owns (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, or (ii) to any trust for the direct or indirect benefit of Subscriber or the immediate family of Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value; or (iii) as otherwise permitted by the Company. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. In order to enforce this covenant, the Company shall impose irrevocable stop-transfer instructions preventing the Transfer Agent from effecting any actions in violation of this Agreement and any certificates of the Company’s common stock covered by this Agreement shall bear an additional restrictive legend as set forth in Section 2(k) of this Agreement.

(b) Subscriber acknowledges that the execution, delivery and performance of these Lock-Up restrictions is a material inducement to the Company to sell the Common Stock as set forth in the Memorandum and the Company shall be entitled to specific performance of Subscriber’s obligations hereunder. Subscriber hereby represents that Subscriber has the power and authority to execute, deliver and perform this Agreement, that Subscriber has received adequate consideration therefor and that Subscriber will indirectly benefit from the completion of the transactions contemplated by the Memorandum.

4. Transferability. Subscriber agrees not to transfer or assign this Subscription Agreement, or any interest herein, and further agrees that the assignment and transferability of the Shares acquired pursuant hereto shall be made only in accordance with applicable federal and state securities laws.

5. Amendments. Neither this Subscription Agreement nor any term hereof may be changed, waived, discharged or terminated except in a writing signed by Subscriber and the Company.

6. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada without regard to the principles of conflict of laws. Subscriber hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in Las Vegas Nevada and the courts of the State of Nevada located in Las Vegas, for the purposes of any suit, action or proceeding arising out of or relating to this Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. Subscriber hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Memorandum and agrees that such service shall constitute good and sufficient service of process and notice thereof. Subscriber hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. .

7. Headings. The headings in this Subscription Agreement are for convenience of reference, and shall not by themselves determine the meaning of this Subscription Agreement or of any part hereof.

In witness whereof, the parties hereto have executed this Agreement as of the dates set forth below.

SUBSCRIBER:		DIGNYTE, INC.
a Nevada corporation
Signature(s): ____________________________________

Name: __________________________________________
By:
Residence Address:		Andreas A. McRobbie-Johnson
	Title:	Chief Executive Officer
_______________________________________________
	Date:	April _____, 2014
________________________________________________

Phone Number: (______) _______-____________________

Cellular Number: (______) _______-___________________

Social Security Number: _____________________________

Email address: ________________@___________________

Dated: April ___, 2014.

Exhibit E

Escrow Agent Instructions

Evolve Bank & Trust, as Escrow Agent

DISBURSEMENT AUTHORIZATION

Re: Escrow Agreement dated July 12, 2012 (the “Escrow Agreement”) between Dignyte, Inc. (the “Company”), Andreas A. McRobbie-Johnson and Evolve Bank & Trust (“Escrow Agent”)

Ladies and Gentlemen:

The undersigned is an investor in the Company’s Rule 419 offering and subscribed for the number of shares of the Company’s common stock set forth below. Although the Company did not complete the reconfirmation offering within eighteen (18) months of the September 14, 2012 effective date of its Registration Statement as provided for in the Escrow Agreement, the undersigned has elected to purchase shares of the Company’s common stock in a private placement of the Shares included in the Rule 419 offering.

For this reason, you are hereby instructed to disburse the undersigned’s prorata share of the Escrow Funds to the Company and deliver the undersigned’s Shares to the undersigned at the address listed below.

The undersigned hereby agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities, attorneys’ fees (even if Escrow Agent represents itself), and expenses, including any litigation arising from these instructions.

The defined terms in this letter of instruction shall have the same meaning as the defined term in the Escrow Agreement.

INVESTOR:		CONSENT

Signature(s):	The Company hereby consents to the above action.

Name:	DIGNYTE, INC.
a Nevada corporation
Address:

By:
Andreas A. McRobbie-Johnson
No. of Shares:	Title:	Chief Executive Officer

	Date:	April ____, 2014

Dated: April _____ 2014.

Evolve Bank & Trust, as Escrow Agent

DISBURSEMENT AUTHORIZATION

Re: Escrow Agreement dated July 12, 2012 (the “Escrow Agreement”) between Dignyte, Inc. (the “Company”), Andreas A. McRobbie-Johnson and Evolve Bank & Trust (“Escrow Agent”)

Ladies and Gentlemen:

The undersigned is an investor in the Company’s Rule 419 offering and subscribed for the number of shares of the Company’s common stock set forth below. Although the Company did not complete the reconfirmation offering within eighteen (18) months of the September 14, 2012 effective date of its Registration Statement as provided for in the Escrow Agreement, the undersigned has elected to purchase shares of the Company’s common stock in a private placement of the Shares included in the Rule 419 offering.

For this reason, you are hereby instructed to disburse the undersigned’s prorata share of the Escrow Funds to the Company and deliver the undersigned’s Shares to the undersigned at the address listed below.

The undersigned hereby agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities, attorneys’ fees (even if Escrow Agent represents itself), and expenses, including any litigation arising from these instructions.

The defined terms in this letter of instruction shall have the same meaning as the defined term in the Escrow Agreement.

INVESTOR:		CONSENT

Signature(s):	The Company hereby consents to the above action.

Name:	DIGNYTE, INC.
a Nevada corporation
Address:
By:
Andreas A. McRobbie-Johnson

No. of Shares:	Title:	Chief Executive Officer

Dated: April _____ 2014.	Date:	April _____ 2014.